Peak Fintech Releases Revenue and Earnings Guidance, Expects $104M in Revenue and

$5.6M in Earnings for 2021

MONTREAL, QUEBEC - (CNW Telbec - July 20, 2021) - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today released its revenue, EBITDA and earnings guidance for the years 2021, 2022 and 2023.

"We're very pleased to inform our shareholders that our recent capital raise has secured our ability to meet short-term objectives set by the Company both in terms of development and revenue growth," said Peak CEO Johnson Joseph. "While expecting to be profitable in 2021, the Company is still in an early growth stage. Instead of providing percentage increase, it is more appropriate for us to say that we expect 2021 revenue to be more than double that of 2020, and for this dramatic growth trend to continue for the next three years. During that period, EBITDA margins should steadily increase from 12% to 25%. Revenue growth is expected to be mostly organic with just a handful of strategic acquisitions mixed in to complement our existing technology and bring more value to our clients. The services that we've recently added, coupled with our ability to control the flow of funds throughout our ecosystem thanks to our partnership with China UnionPay subsidiary Rongbang Technology, not only make our service offerings more compelling to SMEs, but are also creating additional opportunities for us with some larger international enterprises. We should soon be referring to our ecosystem as an 'International Business Hub' rather than just a Lending Hub operating exclusively in China".

Financial Guidance Summary

	Revenue	EBITDA**	Net Income (Loss)
2020*	$42.7M	($2.78M)	($5.5M)
2021	$104.0M	$12.5M	$5.6M
2022	$305.0M	$59.0M	$36.1M
2023	$624.0M	$155.0M	$102.3M

* Actual results

** EBITDA is provided as a supplementary earnings measure to assist readers in determining the Company's ability to generate cash-flows from operations and to cover finance charges. This is a non-GAAP measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets	MZ Group - MZ North America	Peak Fintech Group
Cathy Hume, CEO	Mark Schwalenberg, CFA	Barry Ellison, Director of Marketing and Communications
416-868-1079 ext.: 251	1-312-261-6430	514-340-7775 ext.: 521
cathy@chfir.com	PEAK@mzgroup.us	bellison@peakfintechgroup.com

Follow Peak Fintech Group Inc. on social media:

Twitter: @peakfintech
Facebook: @peakfintech
LinkedIn: Peak Fintech
YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.